EXHIBIT 7

  REASONS (L'EXPOSE DES MOTIFS) FOR THE DRAFT RESOLUTIONS PROPOSED BY OSCAR S. SCHAFER & PARTNERS I LP, OSCAR S. SCHAFER & PARTNERS II LP AND O.S.S. OVERSEAS
                FUND LTD (COLLECTIVELY, THE "OSS SHAREHOLDERS").

          Flamel's technology has the potential to revolutionize drug delivery. Flamel has entered into partnerships with many leading pharmaceutical companies. These partnerships apply Flamel's technologies to improve the bioavailability, extend the effectiveness, and increase the patient compliance of major drugs. The OSS Shareholders believe that the potential exists for Flamel to partner with many additional companies. However, we believe that these potential opportunities are not being sufficiently developed, which has led to the steep decline in Flamel's share price.

          In light of this, we are proposing new directors to replace the existing board of directors. The OSS Shareholders believe the new directors will provide the strategic leadership and direction to enable management to unlock Flamel's enormous potential and realize its long-term value for shareholders.

          The OSS shareholders hereby are proposing a three-person board of directors who can help the company open doors to potential partners, and provide sufficient strategic direction to the management. Each director has broad experience in a variety of industries with a proven track record of creating shareholder value. In particular:

          o Randy H. Thurman has both deep experience in the pharmaceutical and medical technology industries and has successfully served as the lead director of Valeant Pharmaceuticals International, Inc, after having led a successful dissident proxy contest for Valeant.

          o Cornelis (Cor) Boonstra has a lifetime of marketing experience and is widely credited with having revitalized the fortunes of Philips Electronics NV during his tenure as Chairman and Chief Executive Officer from 1996 to April 2001.

          o Elie Vannier has deep operating and financial experience, having been both a business executive and a banker. He has also served as chairman of the French Center for the Study of Corporate Governance.

          It is expected that this three-person board, if elected, may take the subsequent actions necessary (including calling an extraordinary shareholder meeting) to increase the size of the board and elect additional directors, which may include one or more members of the current board of directors.